Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

December 10, 2015

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 105

Incapital Formula 10 Dow Portfolio, 4Q 2015

Incapital Formula 30 S&P Portfolio, 4Q 2015

File Nos. 333-207237 and 811-22581

Dear Ms. White:

This letter is intended to inform you of some additional changes to amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 105, filed on November 12, 2015, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Incapital Formula 10 Dow Portfolio, 4Q 2015 and Incapital Formula 30 S&P Portfolio, 4Q 2015 (the “Trusts”).

The Trusts were previously named Incapital Formula 10 Dow, 4Q 2015 and Incapital Formula 30 S&P, 4Q 2015. Going forward, they will be named Incapital Formula 10 Dow Portfolio, 4Q 2015 and Incapital Formula 30 S&P Portfolio, 4Q 2015, respectively.

In addition, the Trusts have amended their principal investment strategies to allow for the substitution of a security that is or will be subject to a negative or material company event.

Furthermore, the Trusts no longer intend to include hypothetical performance information. Consequently, the “Hypothetical Performance Information” sections have been removed for both Trusts.

Finally, the distribution dates have been changed to monthly.

We appreciate your prompt attention to this registration statement. If you have any questions or comments, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren